UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: March 21, 2013	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

21 March 2013

CSR plc

(the “Company” )

Transaction in Own Shares

CSR plc announces that on 20 March 2013, it purchased from J.P. Morgan Securities plc 100,000 ordinary shares at a price of 480.8416 pence per ordinary share. The purchased shares will be held as treasury shares. Following the above purchase, the Company holds 15,283,847 ordinary shares in treasury, and has 169,543,749 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000